

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 11, 2017

John Gellert
Chief Executive Officer
SEACOR Marine Holdings Inc.
7910 Main Street, 2nd Floor
Houma, LA 70360

> **Re: SEACOR Marine Holdings Inc.**
> **Form 10-12B**
> **Filed December 14, 2016**
> **File No. 001-37966**

Dear Mr. Gellert:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Susan Block

                    Susan Block
                    Attorney-Advisor
                    Office of Transportation and Leisure

cc: Brett Nadritch
       Milbank